ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange
On Tuesday 1 December 2009

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Announcement: ‘‘National Grid plc
Decision on Massachusetts Electric rate case”

1 December 2009

National Grid plc

Decision on Massachusetts Electric rate case

National Grid plc has received the approval of a new rate plan for its electricity distribution business in Massachusetts. This business represents about 10% of National Grid’s US operations. The Massachusetts Department of Utilities (MA DPU) decision results in 60% of our US operations now being covered by new rate plans.

This is the first new electricity distribution rate plan National Grid will operate under since 1999. The MA DPU order approved a $44m rate increase, with effect from 1 January 2010. In addition, the MA DPU approved a deferral mechanism for the recovery of $24m of costs associated with the December 2008 ice storm. Main features of the order included:

•	10.35% return on equity, with an assumed equity ratio of 43.15% and a $1,521m rate base

•	Volume – revenue decoupling

•	An annual capital investment tracker

•	Annual trackers for pensions and OPEB costs

•	Improved bad debt recovery allowances.

Tom King, Executive Director said: “This one year rate order is a positive step forward. It provides a sustainable foundation for infrastructure investment, cost recovery, and reliable network operations. In addition, it allows us to more aggressively pursue energy efficiency and help customers lower their overall bills.”

CONTACTS

Investors

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Media
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Brunswick
Tom Burns	+44 (0)20 7404 5959	+44 (0)7974 982308 (m)